DNB Financial Corporation 4 Brandywine Avenue Downingtown, PA 19335

Tel 610.269.1040. * Fax 484.359.3176 * www.dnbfirst.com

September 19, 2005

By Federal Express and Facsimile to 202-772-9208

United States Securities and Exchange Commission
Donald Walker
Senior Assistant Chief Accountant
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. Walker:

Re: DNB Financial Corporation
Form 10-K
Filed March 10, 2005
File No. 000-16667

In your letter dated September 8, 2005, you had requested an explanation of why DNB Financial Corporation “DNB” recorded a valuation allowance related to the other-than-temporary impairment charge for our agency preferred securities.

During 2004, DNB recognized a pre-tax other-than-temporary impairment charge totaling $2.3 million or 24% of the book value on four agency preferred stock issues totaling $9.98 million. The other-than-temporary impairment charges were recognized due to the negative impact on the market value of these securities caused by the ongoing accounting, management, and regulatory oversight issues confronting Fannie Mae and Freddie Mac. DNB was required to recognize other-than-temporary impairment under guidance provided by the Financial Accounting Standards Board (FASB115) and the Securities and Exchange Commission (SEC).

DNB recorded a valuation allowance for realization of deferred tax asset benefits after considering the following positive and negative factors as prescribed by paragraphs 20-25 of SFAS 109, “Accounting for Income Taxes”.

1. The perpetual preferred agency securities that DNB owned at December 31, 2004 (preferred stock) were “Capital Assets” as defined under Internal Revenue Code (IRC) Section 1221. In general, when the preferred stock securities would be sold or disposed of, any net gain or loss on such securities would generate a capital gain or capital loss. It is anticipated that the sale of the preferred stock securities would give rise to a realized capital loss for income tax purposes. Realized capital losses can only be used to offset capital gain income and not ordinary taxable income from operations (IRC Section 1211(a) To the extent a corporate taxpayer is unable to utilize a net realized capital loss, such losses can be carried forward to each of the 5 taxable years succeeding such loss year (IRC Section 1212(a)(1)(B)). If unutilized after 5 taxable years, such capital losses will expire unused. Neither DNB Financial Corporation, nor its wholly owned subsidiary DNB First, National Association, had a history of generating such capital gains within the past 3 tax years, nor did the management of DNB anticipate that it would generate such capital gains within five (5) years of the anticipated sale of these securities. When the impairment charge was recognized, DNB contemplated selling some or all of these securities during 2005. The 5 year period to recover the capital loss would start when these securities were sold. At December 31, 2004 DNB did not anticipate recognizing gains from the sale of any capital assets that it may have held as of this date (including these preferred stock securities) during the next 5 - 6 years.

United States Securities and Exchange Commission
Donald Walker
Senior Assistant Chief Accountant
September 19, 2005

2. Management did not anticipate that these securities would recover in value before they were sold due to:
•	The low trading volumes;
•	The ongoing regulatory oversight issues confronting the various government agencies;
•	The perpetual nature of this preferred stock;
•	The limited number of buyers in the market that could benefit from the Dividend Received Deduction (DRD) that was associated with these securities;
•	The benefit of owning Agency Preferred Stock with a DRD feature had diminished in the low interest rate environment;
•
On December 29, 2004, after the OFHEO classified Fannie Mae significantly undercapitalized for the third quarter of 2004, Fannie Mae sold $5 billion of preferred stock (stock similar to the stock that DNB took the impairment charge on) at very attractive terms. This made the securities that DNB owned less attractive to potential investors and contributed to management’s decision to recognize the $2.3 million impairment charge. The new Fannie Mae issue was perpetual, reset quarterly at the 10 year UST plus 237.5 basis points, with a floor of 7% and 3 years of call protection.

Given these facts, management determined that it was more like than not that the income tax benefits associated with the above impairment write down would not be realizable and accordingly recorded a valuation allowance for deferred tax asset in the amount of $733,000.

It is management’s intent to include requested revisions, if any, in future filings and we would be happy to provide any requested supplemental information.

In addition, DNB Financial Corporation (“the Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Donald Walker
Senior Assistant Chief Accountant
September 19, 2005

If you have any questions regarding this response, please do not hesitate to contact me at 610-873-5253 or at Bmoroney@DNBFirst.com.

Sincerely,

/s/ Bruce E. Moroney
Bruce E. Moroney
Executive Vice President
Chief Financial Officer

cc:	John Depman, KPMG LLP
Carlo Toscano, KPMG LLP
David Scranton, Stradley, Ronon, Stevens and Young